NEWS RELEASE

June 12, 2007	Release 09-2007

For immediate release

WESTERN COPPER CORPORATION GRANTS STOCK OPTIONS

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) announces the granting of 665,000 stock options in accordance with its incentive plan.

On June 6th 2007, Western Copper Corporation granted 665,000 stock options, of which 375,000 are for officers and directors and the remaining 290,000 are for employees.

The stock options are granted at $1.88 (the closing price on June 5th, 2007) and will expire in five years on June 6th 2012. One third of the options will vest after 12 months, one third after 18 months and the remainder after 24 months.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

Contact

David Jensen
Vice President, Corporate Development
Phone: 604.684.9497
Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM